Mail Stop 0407

      							July 12, 2005

Via U.S. Mail and Fax
Mr. Anthony J. Macaione
Chief Financial Officer
SBA Communications Corporation
5900 Broken Sound Parkway NW
Boca Raton, Florida 33487

	RE:	SBA Communications
		Form 10-K for the fiscal year ended December 31, 2004
		Filed March 16, 2005

		Form 10-QSB for the quarterly period March 31, 2005
		File No. 000-30110

Dear Mr. Macaione:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended December 31, 2004

Item 6.  Selected Financial Data

1. Disclose your ratio of earnings (deficiency) to fixed charges.

Consolidated Statements of Operations, page F-4

2. If the caption "gross profit" excludes depreciation and amortization for property and equipment directly attributed to the generation of revenue, we believe that this presentation inappropriately reports a figure for income before depreciation and amortization. As required by SAB 11:B, please revise your presentation to either reclassify the applicable depreciation to "cost of revenues" or remove the caption "gross profit" and indicate the amount of applicable depreciation that is excluded from "cost of revenues." Please revise this presentation throughout your filing.

Note 3. Restatement, page F-12

3. Please tell us how you concluded that your accounting is appropriate under paragraph 5(f) of SFAS 13. It appears to us that you considered the lease obligations of your tenants in determining your accounting and considered their renewals to be "reasonably assured." Also tell us whether the recent consolidation of your customers will impact your accounting and the reasons why.

4. Please tell us if your restatement impacted your revenue recognition related to these leases. If so, tell us your revenue recognition policy and the basis for your accounting.

Note 6(a). SFAS 143, page F-16

5. Please confirm to us that your lease terms give you an unconditional right to renew your ground leases. If not, tell us why it is appropriate to include the renewals in your estimate of the settlement dates. Also tell us how you determined your obligation for the ground leases that the lessor has the option to renew.

Note 10. Acquisitions, page F-17

6. Please tell us why no purchase price was allocated to goodwill and other intangible assets under SFAS 141.


Form 10-Q for the quarterly period ended March 31, 2005

7. Comply with all applicable comments above.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Michael Henderson, Staff Accountant at (202) 551-3364 or Dean Suehiro, Senior Staff Accountant, at (202) 551-
3384
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director

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Mr. Anthony J. Macaione
SBA Communications Corporation
July 12, 2005
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE